SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of July 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Material Announcement Dated June 13, 2017: Sale of shares in Taesa completed

2.	Summary of Minutes of the 689th Meeting of the Board of Directors Held on March 24, 2017

3.	Summary of Minutes of the 688th Meeting of the Board of Directors Held on February 20, 2017

4.	Material Announcement Dated June 21, 2017: Decision on Disposal of Holding in Light

5.	Summary of Principal Decisions of the 697th Meeting of the Board of Directors Held on June 21, 2017

6.	Notice to Stockholders: Payments of Dividends and Interest on Equity for 2016 on June 30 Dated June 23, 2017

7.	Material Announcement Dated June 27, 2017: Offer for interest in Santo Antônio Power Plant

8.	Notice to Stockholders Dated June 27, 2017: Cemig Nominates CEO for Light

9.	Summary of Minutes of the 698th Meeting of the Board of Directors Held on June 27, 2017

10.	Summary of Minutes of the 695th Meeting of the Board of Directors Held on June 9, 2017

11.	Material Announcement Dated July 3, 2017: Renova Energia S.A.: TerraForm Global Share Sale Completed

12.	Material Announcement Dated July 3, 2017: Renova Energia S.A.: Transfer of Transmission Companies to Taesa

13.	Market Announcement Dated July 4, 2017: Renova and Light Receive Offers From Brookfield

14.	Market Announcement Dated July 7, 2017: Update on the Disinvestment Program

15.	Market Announcement Dated July 10, 2017: Reply to CVM Inquiry Letter No. 1,238/2017-SAE, of July 7, 2017

16.	Material Announcement Dated July 12, 2017: TAESA: Approval of Transmineiras Corporate Restructuring

17.	Material Announcement Dated July 12, 2017: CEMIG Begins Talks With Potential Investors for Sale of Its Stake in Light

18.	Material Announcement Dated July 13, 2017: CEMIG and Taesa Sign Transmineiras Stockholding Transaction

19.	Material Announcement Dated July 14, 2017: EGMs of Rio Minas and Luce decide to initiate disposal of their stakes in Light

20.	Material Announcement Dated July 18, 2017: Renova: Exclusivity to Brookfield for Diligence

21.	Summary of decisions of the 699th Meeting of the Board of Directors Held on July 17, 2017

22.	Material Announcement Dated July 17, 2017: Renova Gives Exclusivity to Brookfield for Due Diligence and Capital Subscription Negotiation

23.	Summary of Minutes of the 700th Meeting of the Board of Directors Held on July 24, 2017

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: July 26, 2017	By:	/s/ Adézio de Almeida Lima
	Name:	Adézio de Almeida Lima
	Title:	Chief Finance and Investor Relations Officer

1. MATERIAL ANNOUNCEMENT DATED JUNE 13, 2017: SALE OF SHARES IN TAESA COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Sale of shares in Taesa completed

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (June 13, 2017) Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) published a Material Announcement with the following content:

“ In accordance with CVM Instruction 358 of January 3, 2002, as amended, and for the purposes of Paragraph 4 of Article 157 of Law 6404 of December 15, 1976 as amended; and in continuation of and complementing the Material Announcement published on December 27, 2016, Transmissora Aliança de Energia Elétrica S.A. (‘the Company’, or ‘Taesa’) hereby informs its stockholders, the market in general and other interested parties as follows:

Today Taesa received the notification attached below from ISA Investimentos e Participações do Brasil S.A. (‘ISA Brasil’) in relation to disposal of common shares in Taesa bound by the controlling stockholding block in the stockholders’ agreement and held by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus (jointly, ‘the Vendors’), under the share purchase agreement (‘the Contract’) signed on December 27, 2016 between the Vendors and Interconexión Eléctrica S.A. E.S.P. (‘the Purchaser’).

In accordance with the terms of the Contract the Vendors sold in aggregate 153,775,790 common shares, representing 26.03% of the voting stock and 14.88% of the total capital of Taesa (‘the Shares’). As mentioned in the notification attached below, the Shares were transferred to ISA Brasil on this date, for R$ 1,018,763,409.29, this total amount being in accordance with the adjustments to the purchase price specified in the Contract. ISA Brasil now holds the same equity interest previously held by the Vendors in the share capital of Taesa, and it will now strictly adhere to the Stockholders’ Agreement of Taesa, through signature of the Term of Acceptance on today’s date, entirely substituting the Vendors and with the same rights and obligations previously attributed to the Vendors being maintained.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

With the conclusion of the transaction, the stockholding structure of Taesa is now as follows:

Shareholders	ON shares	%	PN shares	%	Total capital	%
Cemig	252,369,999	42.72	73,646,184	16.63	326,016,183	31.54
ISA Brasil	153,775,790	26.03	—	—	153,775,790	14.88
Market	184,568,280	31.24	369,136,468	83.37	553,704,748	53.58
Total	590,714,069	100.00	442,782,652	100.00	1,033,496,721	100.00

The notification:

Rio de Janeiro, June 13, 2017.

To

Transmissora Aliança de Energia Elétrica S.A.

Praça XV de Novembro, no 20, 6º andar, salas 601 e 602

20010-010 – Rio de Janeiro – RJ

To.:	Mr. Marcus Pereira Aucélio Investor Relations Director

Re.:	Sale of shares in Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’) owned by FIP Coliseu and FIA Taurus to ISA Investimentos e Participações do Brasil S.A.

Dear Sirs,

ISA INVESTIMENTOS E PARTICIPAÇÕES DO BRASIL S.A., a company constituted under the laws of Brazil, with head office in the city of São Paulo, São Paulo State, at Rua Casa do Ator 1155, 8º andar, Vila Olímpia, CEP 04546-004, registered in the CNPJ/MF under No. 26.896.959/0001-40, herein represented in accordance with its by-laws (‘ISA Brasil’), hereby makes reference to:

(i)	the Material Announcement issued by the Company on December 27, 2016; and

(ii)	the Share Purchase Agreement (‘the Contract’) signed by

(a)	FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES COLISEU, constituted in the form of a close condominium, in accordance with CVM Instruction 391/03, registered in the CNPJ/MF under No. 09.619.403/0001-98, with head office in Rio de Janeiro, Rio de Janeiro State, at Praia de Botafogo 501, 5º andar—parte, Botafogo (‘FIP Coliseu’);

(b)	FUNDO DE INVESTIMENTO EM AÇÕES TAURUS, constituted in the form of a close condominium, in accordance with the provisions of CVM Instruction 555/14, registered in the CNPJ/MF under No. 22.590.150/0001-35, with head office in Rio de Janeiro, Rio de Janeiro State, at Praia de Botafogo 501, 5º andar – parte, Botafogo (‘FIA Taurus’ and, when jointly with FIP Coliseu, ‘Vendors’); and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(c)	INTERCONEXIÓN ELÉCTRICA S.A. E.S.P., a company constituted and existing in accordance with the laws of Colombia, with head office in the city of Medellín, at Calle 12 Sur #18-168 (‘Purchaser’) (and, when jointly with the Vendors, ‘Parties’);

– which governs the sale to the Purchaser of 153,775,790 (one hundred fifty three million seven hundred seventy five thousand seven hundred ninety) common shares issued by Taesa (‘the Shares’), equivalent to the totality of the shares in Taesa owned by the Vendors, all of which are bound under the Stockholders’ Agreement of Taesa (‘the Transaction’), and which in aggregate represent 26.03% (twenty six point zero three per cent) of the common shares, 14.88% (fourteen point eight eight per cent) of the total share capital of Taesa and 41.6% (forty one point six per cent) of the controlling stockholding block of Taesa.

The Vendors and Isa Brasil now hereby inform Taesa as follows, so that the appropriate steps may be taken:

•	The Purchaser has without restriction irrecoverably assigned all its rights and obligations arising from the Agreement to ISA Brasil, as specified in the Contract.

•	Since all the conditions precedent for the Transaction, including authorizations from the Brazilian antitrust authority CADE (Conselho Administrativo de Defesa Econômica) and the Brazilian electricity regulator Aneel, have been duly complied with and/or waived by the parties, as applicable, the Shares were transferred to ISA Brasil on today’s date, for the total amount of R$ 1,018,763,409.29, (one billion eighteen million seven hundred sixty three thousand four hundred nine Reais and twenty nine centavos), as per adjustments to the purchase price specified in the Contract.

•	By signature of the Term of Acceptance on today’s date, ISA Brasil has unrestrictedly subscribed to the Stockholders’ Agreement of Taesa, entirely substituting the Vendors, and the same rights and obligations previously attributed to the Vendors, as described in the Material Announcement published by the Company on December 27, 2016, are maintained.

Please do not hesitate to contact us for any further information that may be necessary.”

Belo Horizonte, June 13, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 689TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 24, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

689TH MEETING

Date, time and place:	Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil. March 24, 2017 at 9 a.m. at the company’s head office,
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting, except:

Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,
Carolina Alvim Guedes Alcoforado,	Marina Rosenthal Rocha, and	Tarcísio Augusto Carneiro,

who stated that they had conflict of interest in relation to:

– orientation of vote in a meeting of the Board of Directors of Light S.A. (‘Light’), on increase in the share capital of Norte Energia S.A. (Nesa) and of Amazônia Energia Participações S.A. (‘Amazônia’);

and Arcângelo Eustáquio Torres Queiroz, who stated conflict of interest in relation to:

– the 2017 PDVP Programmed Voluntary Retirement Plan.

These members withdrew from the meeting room at the time of discussion and voting on the respective matters, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved:

a)	The budget for 2017.

b)	The proposal by the board member Marco Antônio Soares da Cunha Castello Branco that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on May 12, 2017 at 11 a.m., to decide on the matter of:

– exceeding the limit for a financial ratio, and

– orientation of vote on increase in the capital of Cemig D, as referred to below.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	The Valuation Opinion prepared by Ceres Inteligência Financeira Ltda., using the discounted cash flow method, for valuation of the shares offered in guarantee of the Debentures referred to below, valuing 100% of the shares in Companhia de Gás de Minas Gerais (‘Gasmig’) at R$ 1,309,185,000.

d) The 2017 PDVP Voluntary Retirement Program.

e)	The minutes of this meeting.

III	The Board authorized:

a)	opening of an Administrative Tender Proceeding for, and contracting of, External Auditing services, for thirty six months, able to be extended up to a limit of sixty months; and in the event of the tender being frustrated due to no bid being made within the estimated price, authorization also for opening of a further Administrative Tender Proceeding;

b)	increase in the share capital of Cemig D, by four hundred ten million Reais, as set out in subclause ‘b’ of Item V, below;

c)	the Company not to exercise the first refusal right and right of joint sale referred to in Clause 15 of the stockholders’ agreement of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’).

b)	signature of the Counter-guarantee Agreement with Light granting a counter-guarantee for the surety guarantee to be given by Cemig GT in financing contracts entered into between

–	the Brazilian Development Bank (BNDES), of the one part, and

–	PCH Dores de Guanhães S.A., PCH Jacaré S.A., PCH Senhora do Porto S.A.,

and PCH Fortuna II S.A., of the other parts,

with – Cemig GT, Guanhães Energia S.A. (‘Guanhães Energia’),

Light Energia S.A. (‘Light Energia’) and Light as consenting parties.

e)	Signature of the First Amendment to the Private Deed of the Seventh Issue by Cemig GT of Unsecured Non-convertible Debentures, backed by Real Guarantee, with Additional Surety, in a Single series, for Public Distribution, with Restricted Efforts, for two billion two hundred forty million Reais, to:

(i)include the preferred shares of Gasmig in the real guarantees to be offered in guarantee of faithful, punctual and complete payment of the Amount Guaranteed; and

(ii)	include a new obligation for the Issuer, namely:

“	not to do any act, or default on any obligation specified in the Guarantee Contracts, which could in any way affect the legality, validity, sufficiency or enforceability of the Guarantees”.

f)	Signature of the Contract for Fiduciary Assignment of Shares in Gasmig as Guarantee, between the Company, as Fiduciary Assignor, and Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda. (‘Planner’) as Fiduciary Agent representing the totality of the Debenture Holders – in guarantee of faithful, punctual and total compliance with all the principal and accessory present and future obligations of the 7th Debenture Issue, including but not limited to the principal of the debt, remuneratory interest, arrears charges, contractual penalty payments and other applicable additional amounts and other principal and/or accessory present or future obligations specified in the Issue Deed, including but not limited to those payable to the Fiduciary Agent, under Article 822 of the Civil Code, as indemnity, costs and/or expenses for safeguarding the rights of the Debenture Holders,

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– including in its formalization, for reimbursement of any amounts provenly disbursed as expense of the constitution, enhancement or exercise of rights and/or of the execution of guarantees given in relation to the debentures, and foreclosure and/or execution of the guarantees specified in the Issue Deed (‘the Guaranteed Obligations’), irrevocable fiduciary assignment and transfer to the debenture holders, represented by the Fiduciary Agent, of the fiduciary ownership, conditionally transferable domain and indirect possession of:

–	sixty five million five hundred seventy eight thousand seven hundred thirteen common shares, and

–	one hundred seventy nine million one hundred twenty thousand eight hundred thirty nine preferred shares in Gasmig owned by the Assigning Party,

representing	48.07% of the voting stock
and	59.79% of the total capital of Gasmig,

on the following principal terms:

1)	As well as the shares that are the object of fiduciary assignment, there shall also be fiduciary assignment of the following:

–	any shares, securities or other rights owned by Cemig and representing the share capital of Gasmig, issued as from the date of signature of the fiduciary assignment contract, arising from splits, reverse splits or share bonuses occurring in relation to any of the shares that are subject of the fiduciary assignment, securities or other rights such as may as from that date come to substitute the shares fiduciarily assigned, as a result of their cancellation, or absorption, merger, split or any other form of stockholding reorganization involving the said companies,

or:	any assets into which the fiduciarily assigned shares or the other assets or rights mentioned above in this item may be converted, including any certificates of deposit, securities or titles of credit;

–	all assets and rights referred to in this item that are the object of fiduciary assignment being additional assets, and, together with the shares fiduciarily assigned, to be treated as fiduciarily assigned assets.

2)	As from any moment when, under the terms of the Issue Deed, early maturity of the guaranteed obligations is characterized; or after final maturity of the debentures has occurred without the guaranteed obligations having been fully settled, the Fiduciary Agent, in accordance with Article 68 of the Corporate Law, shall be irrevocably authorized to take any measures necessary for the debenture holders to realize their credits, with all the powers that are granted to it by the legislation from time to time in force, including ‘ad juditia’ and ‘ad negotia’ powers necessary for foreclosure of the fiduciarily assigned assets, in the courts or otherwise, in whole or in part, having powers to:

–	sell, assign, transfer, demand and/or collect, receive, realize or in any other way dispose of the fiduciarily assigned assets, and apply the proceeds of such disposals to payment of the guaranteed obligations;

–	apply for all and any prior approvals or consents that may be necessary for disposal of the fiduciarily assigned assets;

–	take the measures for full consolidation of the fiduciarily assigned assets in the event of foreclosure of this present fiduciary assignment; and

–	conserve possession of the fiduciarily assigned assets, and of the instruments that represent them, against any holder, including the fiduciary assignor itself.

3)	Disposal of the fiduciarily assigned assets will take place in good faith, in the manner permitted by the applicable legislation and in accordance with the applicable constitutional principles, and for consideration, jointly or separately, according to the criteria adopted by the Fiduciary Agent, subject to the decisions of the debenture holders meeting in a general meeting, and the assigning party shall provide, prior to foreclosure, a valuation opinion within 12 business days, for an updating of the valuation opinion prepared by the specialized company, or 20 business days, in the event of preparation of a valuation opinion by a new specialized company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4)	The Fiduciary Agent shall dispose of the fiduciarily assigned assets up to the amount necessary for full settlement of the guaranteed obligations, and any fiduciarily assigned assets that exceed the value of the guaranteed obligations shall be devolved in full to the fiduciary assignor.

5)	Subject to the applicable legislation, the fiduciary assignor waives any legal or contractual right or privilege that might affect the free and full validity, efficacy, enforceability and transfer of the fiduciarily assigned assets in the event of their foreclosure, such waiver extending, inclusively and without any limitation, to any rights of preference, or joint sale (‘tag-along’ or ‘drag-along’ rights), or other rights specified in the applicable legislation or in any document, including without limitation the by-laws of Gasmig and any stockholders’ agreement.

6)	The assignor may freely exercise the right to vote in relation to the shares fiduciarily assigned, for as long as there is no default event that has not been cured within the periods for cure specified in the Issue Deed, and the fiduciary assignor undertakes to comply with the by-laws of the Company, not to exercise the right to vote in any manner conflicting with the provisions in the fiduciary assignment contract or in any way that prejudices the payment and full compliance with the obligations guaranteed or compromises the guarantee constituted, and not to grant any consent, waiver or ratification nor to approve or practice any other act that in any away violates or is incompatible with or prejudices any of the terms of the fiduciary assignment contract or the Issue Deed.

7)	The fiduciary assignor must obtain prior express consent of the Fiduciary Agent, independently of the occurrence of a default event, to exercise its vote in relation to the following matters:

–	any matters that govern the exercise of the right to withdraw, as specified in Article 136-A and 137 of the Corporate Law;

–	issuance of new shares;

–	reduction of the Company’s share capital, unless this be for absorption of losses and/or for payment of the Promissory Notes of Cemig GT’s 7th Issue or of another debt contracted for the payment of the Promissory Notes of the 7th Issue of Cemig GT and subject to obedience to the fiduciary assignor’s obligation in relation to the reinforcement of guarantee in the terms of the fiduciary assignment contract and the Deed of the 7th Issue of Debentures;

–	any form of stockholding reorganization of the Company; or

–	application for out-of-court reorganization, judicial recovery, application for bankruptcy and/or bankruptcy of the Company.

8)	If any default event occurs that is not cured in the periods for cure specified in the Deed of the 7th Debenture Issue, the rights to receipt of any proceeds and the rights to vote inherent to the assets fiduciarily assigned shall become suspended, so that the Fiduciary Agent:

–	shall be entitled to receipt of the profits, dividends, Interest on Equity and any other amounts paid or rights delivered in relation to the fiduciarily assigned assets up to the limit of the amount of the guaranteed obligations on which default has occurred;

–	must be advised of the occurrence of any general meeting of stockholders of the Company on the same date as the convocation to stockholders is issued, and

–	shall send, by the date on which said general meeting is held, voting instructions approved by the debenture holders, in a general meeting called for the purpose, in relation to all and any matter to be decided by the fiduciary assignor as stockholder of the respective Company; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9)	Obligations of the fiduciary assignor present in the fiduciary assignment contracts include the following:

–	not to dispose of, sell, undertake to sell, assign, transfer, loan, lease, transfer to capital, institute usufruct or right of use to third parties, or by any other means dispose of the fiduciarily assigned assets, without the prior express consent of debenture holders representing at least 75% of the debentures in circulation, after a decision taken in a general meeting, in accordance with the Issue Deed;

–	not to do any act that may in any way restrain, reduce or affect the efficacy of the fiduciary assignment in guarantee and the rights of the debenture holders over the fiduciarily assigned assets; and

–	to deliver to the Fiduciary Agent annually, as from the date of signature of the fiduciary assignment contract (inclusive), an updated valuation opinion on the fiduciarily assigned assets.

During the period of validity of the debentures, if the Fiduciary Agent finds that the total value of the real guarantees is less than 120% of the outstanding balance, all the measures necessary for replenishment of the real guarantees shall be adopted in such a way that the said ratio is re-established, offering other guarantees among the list set out in Clause 3.5 of the Deed of the 7th Debenture Issue or any other such as is approved by the debenture holders in a general meeting.

If the debenture holders do not accept the new guarantee presented, the Fiduciary Agent must, if oriented by the debenture holders in their own meeting, declare early maturity of the debentures.

Also, when the total value of the guarantees is greater than 120% of the debtor balance, release of certain real guarantees from their respective burden may be requested, in whole or in part, in the order of priority specified in Clause 3.5.3.7 of the Issue Deed, so that the ratio in question is reduced to 120%.

The procedure for foreclosure of the fiduciarily assigned assets shall take place independently and in addition to any other execution of guarantee, real or by surety, given to the debenture holders, in such a way that the guarantees may be executed, simultaneously or in any order, without this prejudicing any right or possibility of exercise in the future, until the complete settlement of the obligations guaranteed.

If the amount ascertained from the foreclosure of the guarantees is not enough to pay in full the obligations guaranteed and the expenses incurred in the foreclosure of the guarantees, Cemig and Cemig GT shall continue to be individually and jointly obliged to pay the debtor balance found of the debentures, in the terms of the Issue Deed.

The fiduciary assignment contract shall remain in full effect and the assigning party shall continue to be obligated in the terms of the said contract until the guaranteed obligations are settled in full.

g)	Signature, whenever necessary, of amendments to the fiduciary assignment and fiduciary disposal contracts specified in Subclauses ‘e’ and ‘f’ of this item, in the event of any release of the real guarantees taking place.

IV	The Board appointed Planner, irrevocably, until the complete settlement of all the obligations arising from the debentures referred to above, as duly appointed attorney of the assigning party, in the terms of Article 694 of the Civil Code, with powers, among other rights, to sign documents and carry out acts in its name for maintaining, preserving, formalizing and execution of the guarantees, as defined in the contract.

V	The Board canceled and replaced Board Spending Decision (CRCA) 089/2016), of December 22, 2016, which deals with the first version of the 2017 budget.

VI	The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for:

a)	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the Company’s by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of Ebitda (profit before interest, taxes, depreciation and amortization).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Orientation to the representatives of Cemig, in the Extraordinary General Meeting of Stockholders of Cemig D, to vote in favor of:

–	authorization, verification and approval of an increase in the share capital, without issuance of new shares, by: four hundred ten million Reais, through absorption of the funds of the Advance Against Future Capital Increase (AFAC), and consequent alteration of the head paragraph of Clause 5 of the by-laws of that Company.

VII	The Board oriented votes in favor of agenda items as follows:

a)	By the Board members appointed by the Company, by Rio Minas Energia Participações S.A. (RME) and by Luce Empreendimentos e Participações S.A. (Lepsa), in the meeting of the Board of Directors of Light to be held on March 24, 2017, on:

1)	Orientation of the members of the Board of Directors appointed by Light, in the meeting of the Board of Directors of Amazônia, on the orientation of the representatives of that company in the 36th Extraordinary General Meeting of Stockholders of Nesa, to vote against the increase in the share capital to take place in March 2017, in the amount of

up to	to one hundred eighty five million Reais,
corresponding to	nominal common shares without par value, one hundred eighty five million and if that increase is approved, to approve the consequent alteration of Article 5 of the by-laws.

2)	Orientation to the representatives of Light in the meeting of the Board of Directors of Amazônia, in the event that the vote against, referred to above, is not the winning vote, to approve the increase of the share capital of Amazônia, in the amount of

up to	eighteen million seven hundred four thousand five hundred Reais and the consequent changes in its by-laws and their consolidation.

3)	Authorization for the increase in the share capital of Amazônia in the amount of

up to	eighteen million seven hundred four thousand five hundred Reais,
through issue of up to	nine million thirty seven thousand two hundred fifty nominal common shares without par value, and
up to	nine million thirty seven thousand two hundred fifty nominal preferred shares without par value,

and consequently, subscription of and payment for the total of the shares issued, in proportion to the participation of each stockholder in the share capital of that company, and alteration of the head paragraph of Clause 5 of the by-laws, and their consolidation.

4)	Authorization, due to the need for funds in Nesa, for injection of capital, into Amazônia, of

up to	four million six hundred eight thousand nine hundred and ninety seven Reais and fifty centavos,

corresponding to the 25.5% holding of Light in the total share capital of Amazônia.

b)	By the members of the Board of Directors appointed by the Company at the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), in favor of acquisition of a 51% stockholding interest in Integração Transmissora de Energia S.A. (Intesa), held by Fundo de Investimentos em Participação Brasil Energia (‘FIP Brasil’).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	By the members of the Board of Directors of Light appointed by Cemig, in the meeting of the Board of Directors of Light to be held on March 28, 2017, in favor of the proposal for convocation of an Extraordinary General Meeting to be held on April 13, 2017.

VIII	Withdrawn from the agenda: The following items were withdrawn from the agenda:

a)	Signature of an amendment to contract for leasing of the Aureliano Chaves Building with Forluz (Fundação Forluminas de Seguridade Social), for inclusion of a clause of liability for payment of ordinary condominium expenses and release of additional funds for running costs of operation and maintenance, condominium expenses and implementation of infrastructure.

b)	Signature of a Private Instrument of Assumption of Debt with Forluz for solution of a deficit.

c)	Redrafting of the by-laws of the Company, to alter the duties of the Deputy Chief Executive Officer and of the Chief Officer for Institutional Relations and Communication.

IX	Abstention / vote against: The Board member Patricia Gracindo Marques de Assis Bentes:

–	abstained from voting on the matters referred to in subclause ‘b’ of Item III above and in subclause ‘a’ of item V, below; and

–	voted against the matter referred to in Item VII, above.

X	Comment: The following spoke on matters of interest to the Company:

The Chair;
Board members:	Aloísio Macário Ferreira de Souza, Bruno Magalhães Menicucci,	Marco Antônio Soares da Cunha Castello Branco, Patrícia Gracindo Marques de Assis Bentes;
Chief Officers:	Adézio de Almeida Lima,	Bernardo Afonso Salomão de Alvarenga, César Vaz de Melo Fernandes;
Assistant manager:	Beatriz Pierre.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Samy Kopit Moscovitch,

Marina Rosenthal Rocha,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

Carolina Alvim Guedes Alcoforado,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

José João Abdalla Filho,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Adézio de Almeida Lima, César Vaz de Melo Fernandes, Dimas Costa,	José de Araújo Lins Neto, Luís Fernando Paroli Santos, Maura Galuppo Botelho Martins, Raul Lycurgo Leite;
Assistant manager:	Beatriz Pierre;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 688TH MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 20, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

688TH MEETING

Date, time and place:	February 20, 2017 at 6.30 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

A)	The proposal, by the board member Marco Antônio de Rezende Teixeira, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on March 30, 2017 at 10 a.m., and in the absence of a quorum be authorized to make second convocation, within the legal period, for decision on:

–	exceeding limits for financial ratios set by the by-laws; and

–	alterations of the numbers of votes recorded in the minutes of the Annual and Extraordinary General Meetings of Stockholders of 2016, as set out below:

B)	The following proposal by the Chair to alter the composition of the Company’s Executive Board:

1)	– Mr. Paulo Roberto Castellari Porchia no longer to be Chief Finance and Investor Relations Officer (and also interim Deputy Chief Executive Officer); and

–	Mr. Márcio Lúcio Serrano no longer to be Chief Officer for Human Relations and Resources;

2)	– and election of the following to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018:

a)	Election of:

Bernardo Afonso Salomão de Alvarenga	– Brazilian, married, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 18th floor, A1 Wing, Santo Agostinho, CEP 30190-131, bearer of identity card M899851-SSP/MG and CPF 154691316-53,

–	as Deputy Chief Executive Officer, on interim basis while also serving as Chief Executive Officer;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Adézio de Almeida Lima	– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 311, Bloco F, Apto 102, Asa Norte, CEP 70757-060, holder of Identity Card 2514340-SSP/DF and CPF 342530507-78,

–	as Chief Finance and Investor Relations Officer;

José de Araújo Lins Neto	– Brazilian, unmarried, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Chicago 358/1101, Sion, CEP 30315-520, bearer of Identity Card MG1414851-SSP/MG and CPF 325440656-72,

–	as Chief Corporate Management Officer; and

Maura Galuppo Botelho Martins	– Brazilian, marries, company manager, domiciled in Belo Horizonte, Minas Gerais, at Rua São Domingos do Prata 683/101, Santo Antônio, CEP 30330-110, bearer of
Identity Card MG408753-SSP/MG and CPF 533889506-44,

–	as Chief Officer for Human Relations and Resources; and

b)	Confirmation of the appointment of

Luís Fernando Paroli Santos	– Brazilian, married, Systems Analyst, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 18th floor, A1 Wing, Santo Agostinho, CEP 30190-131, bearer of identity card MG5307664-SSP/MG and CPF 903562416-53,

–	as Chief Distribution and Sales Officer;

and his appointment as Chief Institutional Relations and Communication Officer, on interim basis while also serving as Chief Distribution and Sales Officer.

C)	The minutes of this meeting.

III The Board submitted a proposal to the Extraordinary General Meeting of Stockholders for:

A)	Authorization to exceed financial limit ratios in 2017 as follows:

–	the ratio for the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, to be less than or equal to 4.44 times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), to be 55% or less; and

–	ratification of the limit stated in Subclause ‘d’ of §7 of Clause 11 of the by-laws, for the consolidated total of funds allocated to capital investments and acquisition of any assets in the year, being exceeded, with an upper limit of 192% of the Company’s Ebitda;

–	such limits, after being reviewed at the time of the approval of the budget for 2017 by the Board of Directors, to be again submitted to the stockholders in a General Meeting; and

–	ratification of these ratios being exceeded, subject to the limits stated above, from January 1, 2017 until the Extraordinary General Meeting of Stockholders that decides on this proposal.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

B)	Re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, improving their drafting to correct the information recorded in them as to the quantity of votes in favor and against, and abstentions, in election of members of the Board of Directors.

a)	as to nomination by the stockholder José Pais Rangel, as holder of preferred shares, of a sitting member and a substitute member for the Board of Directors, altering the record from: 342,287,674 votes in favor, 83,711,741 abstentions and 20,702,073 votes against, to: use of 130,000 votes of the said stockholder, accompanied by Mr. Daniel Alves Ferreira, representing a number of investment funds, with 60,353,489 votes in favor, 57,490,173 abstentions and 20,702,073 votes against;

b)	as to nomination by the stockholder José Pais Rangel and by the representative of Geração Futuro L. Par FIA, for the minority of stockholders having the right to vote, of a sitting member and substitute member for the Board of Directors, altering the record from: 342,993,338 votes in favor, 59,146,793 abstentions and 51,496 votes against, to: use of 110,000 votes in this election by the said representatives;

c)	election, with adoption of the Multiple Vote, by the representative of the stockholder BNDESPar, of a sitting member for the Board of Directors, the representative stating that the nomination of this member’s substitute would take place at a later date, the seat remaining vacant, with alteration from: 396,406,730 votes in favor, 847,070 abstentions and 1,908,941 votes against, to: the use of 54,342,992 votes in this election by the said representative;

d)	election, with adoption of the Multiple Vote, by the representatives of the stockholder FIA Dinâmica Energia using 31,845,985 votes, and of AGC Energia S.A., of four sitting members and their substitutes to the Board of Directors, which were accompanied by Mr. Daniel Alves Ferreira, representative of several investment funds, with 47,337 votes, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to 116,251,178 votes in this election by the said representatives;

e)	election, with the adoption of the Multiple Vote, by the representatives of the majority stockholder, The State of Minas Gerais, and of FIA Dinâmica Energia, using the rest of the shares, that is to say, 8,685,269 votes, eight sitting members and their substitutes to the Board of Directors, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to: use of 223,100,008 votes in this election by the said representatives.

IV The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga;

Deputy CEO:	Bernardo Afonso Salomão de Alvarenga[1];

Chief Trading Officer:	Dimas Costa;

Chief Business Development Officer:	César Vaz de Melo Fernandes;

Chief Distribution and Sales Officer:	Luís Fernando Paroli Santos;

Chief Finance and Investor Relations Officer:	Adézio de Almeida Lima;

Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;

Chief Corporate Management Officer:	José de Araújo Lins Neto;

Chief Counsel:	Raul Lycurgo Leite;

Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;

Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos[2];
[1]	On interim basis while also serving as Chief Executive Officer.
[2]	On interim basis while also serving as Chief Distribution and Sales Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Compliance: The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and made solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI	Abstention: The Board member Patrícia Gracindo Marques de Assis Bentes abstained from voting on the proposal for change to the minutes of the Annual and Extraordinary General Meetings of Stockholders held concurrently on April 29, 2016, to improve drafting, referred to above.

VII	Abstention: The Board members Daniel Alves Ferreira and Marcelo Gasparino da Silva abstained from voting on the proposal for change in the composition of the Executive Board, referred to above.

VIII	Vote against: The Board member Marcelo Gasparino da Silva voted against exceeding the financial ratios set by the by-laws, referred to in Sub-item ‘A’ of Item III, above.

IX	Comments: The Chair, and the Board Member Marco Antônio de Rezende Teixeira, spoke on matters of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Samy Kopit Moscovitch,

Aloísio Macário Ferreira de Souza,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

Carolina Alvim Guedes Alcoforado,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MATERIAL ANNOUNCEMENT DATED JUNE 21, 2017: DECISION ON DISPOSAL OF HOLDING IN LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Decision on disposal of holding in Light

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today, June 21, 2017, the Board of Directors of Cemig decided to begin the process of sale of the whole of the Company’s interest in the share capital of Light S.A. (‘Light’).

Also on today’s date, the Board of Directors oriented the Board members appointed by Cemig to vote, in meetings of the Boards of Directors of Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (Lepsa), in favor of disposal of the totality of the shares in Light held by those companies.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, June 21, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF PRINCIPAL DECISIONS OF THE 697TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 21, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 21, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 697th meeting, held on June 21, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Increase in the share capital of, and injection of capital into, Guanhães Energia S.A.; Orientation of vote in a meeting of the Board of Directors of Light S.A.

2.	Disposal of minority equity interests.

3.	Start of the process of disposal of Cemig’s entire equity interest in Light S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. NOTICE TO STOCKHOLDERS: PAYMENTS OF DIVIDENDS AND INTEREST ON EQUITY FOR 2016 ON JUNE 30 DATED JUNE 23, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of Interest on Equity and dividends: June 30

Cemig advises its stockholders that it will make the following payments on June 30, 2017:

1.	R$ 190,000,000.00 (one hundred ninety million Reais), corresponding to R$ 0.150999665 per share, being the first half of the Interest on Equity payable as published in the Notice to Stockholders of December 21, 2016, from which will be withheld 15% income tax, except in the case of stockholders exempt from this retention under the current legislation.

This will be paid to holders of shares traded on the São Paulo Stock Exchange (BM&FBovespa) on December 26, 2016. The shares began to trade ‘ex–’ these rights on December 27, 2016.

2.	R$ 101,993,000.00 (one hundred one million nine hundred ninety three thousand Reais), corresponding to R$ 0.12177977950 per share, being the first payment of the dividends for the business year 2016, as per the Notice to Stockholders published on May 12, 2017.

This will be paid to holders of the preferred shares (CMIG4) traded on the BM&FBovespa on May 12, 2017. The shares began to trade ‘ex–’ these rights on May 15, 2017.

We recommend that any stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, June 23, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MATERIAL ANNOUNCEMENT DATED JUNE 27, 2017: OFFER FOR INTEREST IN

SANTO ANTÔNIO POWER PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Offer for interest in Santo Antônio Power Plant

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On yesterday’s date (June 26, 2017) Cemig received from State Power Investment Overseas Co., Ltd of China (‘SPIC Overseas’) an offer for purchase of the equity interests held by Cemig Geração e Transmissão S.A. (‘Cemig GT’) and SAAG Investimentos S.A. in Madeira Energia S.A. (‘Mesa’) – holder of the concession to operate the Santo Antônio Hydroelectric Plant.

This proposal is the result of various rounds of negotiation between the parties. The management bodies of the Company will study the offer and make a decision.

This Material Announcement is in accordance with the Company’s commitment to keep the market updated on progress with its disinvestments, as announced and listed in its Material Announcement on June 1 of this year.

Belo Horizonte, June 27, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. NOTICE TO STOCKHOLDERS DATED JUNE 27, 2017: CEMIG NOMINATES CEO FOR LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig nominates CEO for Light

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today (June 27, 2017) the Board of Directors of Cemig decided, among other matters, to nominate Mr. Luís Fernando Paroli Santos, currently Chief Distribution and Sales Officer of Cemig, to be Chief Executive Officer of Light S.A.

On the same date the Board elected Mr. Ronaldo Gomes de Abreu as interim Chief Distribution and Sales Officer of Cemig, effective June 28, 2017.

•	Mr. Abreu has served as a career employee of Cemig for more than 32 years, and has wide experience in the various areas and processes of electricity distribution.

Since 2016 he has served as General Manager for Economic and Financial Regulation in the Investor Relations Management Unit.

Belo Horizonte, June 27, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF MINUTES OF THE 698TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 27, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 698th meeting, held on June 27, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Changes to the Executive Board, effective June 28, 2017:

a)	Mr. Luís Fernando Paroli Santos not to be Chief Distribution and Sales Officer and interim Chief Institutional Relations and Communication Officer.

b)	Election, to complete the period of office from 2015 to 2018, of:

–	Mr. Adézio Almeida Lima as Chief Institutional Relations and Communication Officer, on interim basis while also serving as Chief Finance and Investor Relations Officer; and

–	Mr. Ronaldo Gomes de Abreu, as interim Chief Distribution and Sales Officer.

2.	Nomination of Mr. Luís Fernando Paroli Santos as Chief Executive Officer of Light S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF MINUTES OF THE 695TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 9, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

695TH MEETING

Date, time and place:	June 9, 2017, at 8.45 a.m., at the Company’s head office,

Av. Barbacena, 1200 – 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;

Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Extension by 90 days, from June 26, 2017, of the period of the surety guarantee and the period of maturity of

The 7th Issue of Commercial Promissory Notes by Cemig GT.

b)	– the office of the Chief Finance and Investor Relations Officer to renegotiate, as the case may be, for the period of the extension of the said maturity, the interest rate of the Notes, the original value of which is 128% of the CDI, or payment of a fee, within the parameters practiced by the market, provided that the limit and orientations set by the Board of Directors’ Finance, Audit and Risks Committee are complied with.

c)	Replacement of the printed Notes in this 7th Note Issue with new printed Notes, with altered maturity date and, as the case may be, altered interest rate for the extension period.

d)	Early redemption of the totality of the Notes of the said 7th Issue, using the funds arising from the Bond Issue.

e)	– the Executive Board to carry out all acts necessary for putting the above decisions into effect, including holding of a General Meeting of Holders of the said Notes, for this purpose.

Subject to the requirement that the Board of Directors shall be advised of the decision of the said General Meeting of Note Holders, and of any new interest rate that is agreed, or of any fee to be paid, in the terms of the recommendation of the said Committee.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	Discussion: The Chair spoke on subjects of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Patricia Gracindo Marques de Assis Bentes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza,

Ricardo Wagner Righi de Toledo,

Agostinho Faria Cardoso,

Mr. Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

José João Abdalla Filho,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Otávio Silva Camargo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Board Member and CEO:	Bernardo Afonso Salomão de Alvarenga;
Chief Officers:	Adézio de Almeida Lima, César Vaz de Melo Fernandes, Dimas Costa,	José de Araújo Lins Neto, Luís Fernando Paroli Santos, Maura Galuppo Botelho Martins;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MATERIAL ANNOUNCEMENT DATED JULY 3, 2017: RENOVA ENERGIA S.A.: TERRAFORM GLOBAL SHARE SALE COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova Energia S.A.:

TerraForm Global share sale completed

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 3, 2017) Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“Complementing its Material Announcement published on May 26, 2017, Renova Energia S.A. (RNEW11), in compliance with CVM Instruction 358/2002 as amended, informs its stockholders and the market of completion of the transactions announced by the Company with Brookfield Asset Management and TerraForm Global.”

Belo Horizonte, July 3, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED JULY 3, 2017: RENOVA ENERGIA S.A.: TRANSFER OF TRANSMISSION COMPANIES TO TAESA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Transfer of transmission companies to Taesa

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs its stockholders and the market as follows:

The Board of Directors of Cemig has approved a stockholding restructuring (‘the Transaction’) to transfer to Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) the stockholding interests held by Cemig in the following public electricity transmission concession holders(referred to jointly as ‘the Transmineira Companies’):

Companhia Transleste de Transmissão S.A. (‘Transleste’),

Companhia Transudeste de Transmissão S.A. (‘Transudeste’) and

Companhia Transirapé de Transmissão S.A. (‘Transirapé’)

The Transaction is subject to final consideration by the Board of Directors of Taesa (subject, as regards the board members appointed by Cemig, to Article 115 of the Corporate Law), and subject to ratification by the General Meeting of Stockholders.

The Transaction will also be submitted for approval to the anti-trust authorities, including the Brazilian monopolies authority (CADE), at the times and in the manner indicated by applicable legislation, and its conclusion is subject to the related prior approvals being obtained – these include the approval of Aneel and of the financing banks, in particular the Brazilian Development Bank (BNDES).

Cemig will keep its stockholders and the market timely and appropriately informed on this subject.

Belo Horizonte, July 3, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET ANNOUNCEMENT DATED JULY 4, 2017: RENOVA AND LIGHT RECEIVE OFFERS FROM BROOKFIELD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Renova and Light receive offers from Brookfield

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002 as amended, as follows:

Today (July 4, 2017) the following Market Notices were published by Cemig’s affiliated companies Renova Energia S.A. (‘Renova’) and Light S.A. (‘Light’):

Renova:

“Renova Energia S.A. (RNEW11) (‘Renova’), in compliance with CVM Instruction 358/2002 as amended, reports that it has received a non-binding offer from Brookfield Energia Renovável S.A. for capitalization of Renova, and acquisition of the equity interest in Renova held by Light Energia S.A. The controlling stockholders are evaluating this proposal. Renova reaffirms its commitment to keep its stockholders and the market duly informed.”

Light:

“Light S.A., a listed company with head office at Avenida Marechal Floriano 168, 2nd floor, Corridor A, Rio de Janeiro, Rio de Janeiro State, Brazil, registered with the CVM under Nº 19879, and in the CNPJ/MF under Nº 03.378.521/0001-75 (‘Light’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market that it has received a non-binding offer from Brookfield Energia Renovável S.A. for acquisition of the equity interest held by Light Energia S.A. – a subsidiary of Light – in Renova Energia S.A. (‘Renova’) and, also, for capitalization of Renova.

Light reiterates its commitment to keeping its stockholders and the market fully and timely informed in accordance with the applicable legislation.”

Belo Horizonte, July 4, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET ANNOUNCEMENT DATED JULY 7, 2017: UPDATE ON THE DISINVESTMENT PROGRAM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Updating of Cemig’s Disinvestment Program

In sequence from its Material Announcement published on June 1, 2017, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Cemig has today updated the Disinvestment Program which it announced at its 21st Meeting with the Capital Markets on June 1, 2017.

This table summarizes the updated program, representing a total1 of R$ 8.046 billion:

(1)	Amounts reported in the Company’s accounting, with the exception of: Taesa, Transmineira, and Light.

These do not represent a guarantee or expectation of the real sale value of the assets.

(2)	Market value (BM&F Bovespa) on July 6, 2017: R$ 21.70/unit.
(3)	Market value (BM&F Bovespa) on July 6, 2017: R$ 23.28.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this program.

Belo Horizonte, July 7, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MARKET ANNOUNCEMENT DATED JULY 10, 2017: REPLY TO CVM INQUIRY LETTER NO. 1,238/2017-SAE, OF JULY 7, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 1238/2017-SAE, of July 7, 2017

Question asked by BM&FBovespa

July 7, 2017

1238/2017–SAE

Companhia Energética de Minas Gerais – CEMIG

To Mr. Adézio de Almeida Lima

Investor Relations Director

Subject: Request for information on media news report

Dear Sirs,

A news report in the newspaper Valor Econômico, on July 7, 2017, under the headline –

“Cemig has till early August to renegotiate debts”,

–	contains among other information the following statements:

1.	Cemig is working on getting its plan to sell assets, announced in 2015, off the drawing board;

2.	Cemig’s Board of Directors has approved the sale of the stake in the Santo Antônio hydroelectric plant, in Rondônia, to be completed in October. This has been agreed with the Chinese company SPIC.

3.	It is believed that by the end of September or early October Cemig will be receiving the amount of the sale transaction price.

We request further information/explanation on the items indicated, by July 10, 2017, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Continued >

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

In response to Official Letter 1238/2017-SAE, of July 7, 2017, we inform you that the subjects referred to in the report published by Valor Econômico on July 7, 2017 have been widely published, as set out below:

1	– This matter was the subject of the Material Announcement published on June 1, 2017 (publication receipt No. 002453IPE010620170104288707-22);

2	– In the Material Announcement published on June 27, 2017 (publication receipt No. 002453IPE270620170104291312-18), we announced receipt of an offer to acquire the interests held by Cemig Geração e Transmissão S.A. and by SAAG Investimentos S.A. in Madeira Energia S.A. (‘Mesa’) – holder of the concession to operate the Santo Antônio Hydroelectric Plant; and stated that this proposal is the result of various rounds of negotiation between the parties – and that the management bodies of the Company will study the offer and make a decision on it.

3	– In relation to this item – “It is believed that by the end of September or early October Cemig will be receiving the amount of the sale transaction price” – we report that the offer is still being analyzed by the Company’s management bodies.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in the terms of Article 2 of CVM Instruction 358/2002.

Belo Horizonte, July 10, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MATERIAL ANNOUNCEMENT DATED JULY 12, 2017: TAESA: APPROVAL OF TRANSMINEIRAS CORPORATE RESTRUCTURING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

TAESA: Approval of Transmineiras Corporate Restructuring

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 12, 2017) Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) published a Material Announcement with the following content:

“ Transmissora Aliança de Energia Elétrica S.A. (“Company” or “Taesa”), pursuant to the Securities and Exchange Commission’s Instruction No. 358, from January 3, 2002, as amended, and for the purposes of Paragraph 4 of Article 157 of Law 6404, from December 15, 1976, as amended, hereby announces to its shareholders, the market in general and other interested parties, continuing the material fact disclosed on July 3, 2017, that, on this date, its Board of Directors, pursuant to Article 115 of the Brazilian Corporations Law, concerning the members of the Board of Directors appointed by Companhia Energética de Minas Gerais (“Cemig”), approved the terms of the corporate restructuring involving the transfer to Taesa of the shareholdings held by Cemig in the share capital of the following concessionaires providers of the public service of electric energy transmission: Companhia Transleste de Transmissão S.A. (“Transleste”), Companhia Transudeste de Transmissão S.A. (“Transudeste”) e Companhia Transirapé de Transmissão S.A. (“Transirapé”) (together referred to as “Transmineiras”) (the “Corporate Restructuring” or “Transaction”).

The Corporate Restructuring is subject to the approval of the Shareholders’ Meeting of the Company, which will be convened to ratify the signing of the instruments needed to implement the transfer, to Taesa, of all the shares held by Cemig in Transmineiras.

The Transaction shall be submitted to the approval of the antitrust authorities (CADE—Administrative Council for Economic Defense) and ANEEL—National Agency of Electric Energy, pursuant to the deadline and means established by the respective regulatory legislation, and its conclusion is also subject to other relevant preceding approvals, which include the approval of the creditors and financing banks.

The Company will keep its shareholders and the market up to date on the development of the subject under this material fact.”

Belo Horizonte, July 12, 2017.

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MATERIAL ANNOUNCEMENT DATED JULY 12, 2017: CEMIG BEGINS TALKS WITH POTENTIAL INVESTORS FOR SALE OF ITS STAKE IN LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig begins talks with potential investors for sale of its stake in Light

In continuation from its Material Announcements on its program of disinvestments, published to the market on June 1, 2017 and updated on July 7, 2017, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 12) Cemig has begun holding meetings with investors potentially interested in participating in the process of sale of the whole of its equity position in Light S.A.

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this transaction.

For further information please contact Cemig on: ri@cemig.com.br

Belo Horizonte, July 12, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MATERIAL ANNOUNCEMENT DATED JULY 13, 2017: CEMIG AND TAESA SIGN TRANSMINEIRAS STOCKHOLDING TRANSACTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig and Taesa sign Transmineiras stockholding transaction

In continuation from its Material Announcements of July 3 and 12, 2017, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 13, 2017) Cemig signed the instrument (‘the Transaction Instrument’) setting the terms of the stockholding restructuring (‘the Transaction’) involving the transfer to Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) of the stockholding interests held by Cemig in the following public electricity transmission concession holders (referred to jointly as ‘the Transmineiras Companies’):

Companhia Transleste de Transmissão S.A. (‘Transleste’),

Companhia Transudeste de Transmissão S.A. (‘Transudeste’) and

Companhia Transirapé de Transmissão S.A. (‘Transirapé’)

The initial value of the transaction is

R$ 76,710,000.00 (seventy six million seven hundred ten thousand Reais),

to be paid on the date of Closing of the Transaction.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This amount will be subject to monetary updating by:

(i)	accumulated variation of the IPCA inflation index as from January 1, 2017, inclusive, up to the day immediately prior to the date of signature of the Transaction Instrument; and

(ii)	accumulated variation resulting from application of 100% (one hundred per cent) of the CDI rate, from the date of signature, inclusive, up to the day immediately prior to the date of Closing of the Transaction;

– after discounting of any amounts of dividends and/or Interest on Equity declared as from January 1, 2017 (inclusive) by the Transmineiras Companies in favor of Cemig, whether paid or not, up to the date of Closing of the Transaction, duly updated by the accumulated variation of the IPCA inflation index from the date of the payment to the day immediately prior to the date of Closing of the Transaction.

Under the terms of the Transaction Instrument, a further tranche with maximum value of

R$ 11,786,000.00 (eleven million seven hundred eighty six thousand Reais)

may be divided between Taesa and Cemig if the Transmineiras Companies obtain a favorable judgment in certain legal proceedings that are in progress.

This amount will be updated by the accumulated variation resulting from application of 100% (one hundred per cent) of the CDI rate from January 1, 2017, inclusive, to the day immediately prior to the day of payment.

Cemig emphasizes that the transaction is subject to approval by a General Meeting of Stockholders of Taesa, which will be called to ratify signature of the instruments necessary for its execution.

The Transaction will also be submitted for approval to the anti-trust authorities, including the Brazilian monopolies authority CADE (Conselho Administrativo de Defesa Econômica) and the Brazilian electricity regulator, Aneel, at the times and in the manner indicated by the related applicable legislation, and its completion is further subject to the related prior approvals being obtained – including approvals of the creditors and financing banks.

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this transaction. For further information please contact Cemig on: ri@cemig.com.br

Belo Horizonte, July 13, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. MATERIAL ANNOUNCEMENT DATED JULY 14, 2017: EGMS OF RIO MINAS AND LUCE DECIDE TO INITIATE DISPOSAL OF THEIR STAKES IN LIGHT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

EGMs of Rio Minas and Luce decide to initiate

disposal of their stakes in Light

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, and in continuation from its Material Announcement published on June 21, 2017, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 14), Extraordinary General Meetings of Stockholders of the companies

RME – Rio Minas Energia Participações S.A. (‘RME’)

and Luce Empreendimentos e Participações S.A. (‘Lepsa’)

made formal decisions to start the process of disposal of the whole of their interests in Light S.A. This formalizes the joint decision of Cemig, RME and Lepsa to dispose of the totality of the controlling stockholding block of Light S.A. – which is made up exclusively of the interests of these three companies, and comprises an aggregate holding of 52.12% of the share capital of Light S.A.

This Material Announcement is part of the Company’s commitment to keep the market updated on the progress of its Disinvestment Program, as announced in its Material Announcement of June 1 of this year, updated on July 7. Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this transaction.

For further information please contact Cemig on: ri@cemig.com.br

Belo Horizonte, July 14, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. MATERIAL ANNOUNCEMENT DATED JULY 18, 2017: RENOVA: EXCLUSIVITY TO BROOKFIELD FOR DILIGENCE

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: exclusivity to Brookfield for diligence

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

At its meeting of July 17, 2017, the Board of Directors of Cemig approved, and also oriented its representatives at the meeting of the Board of Directors of Renova Energia S.A. (‘Renova’), held on the same date, to approve, grant of the right of exclusivity to Brookfield Energia Renovável S.A., for carrying out of due diligence and negotiation of the final documents for a primary subscription of capital in Renova, and sale of the equity interest held by Light Energia in Renova, as proposed in a non-binding offer.

This exclusivity will be granted for a period of 60 calendar days from July 17, 2017, which Renova may at its exclusive option renew for a further 30 days.

We further report that Light S.A. has filed a Material Announcement to this effect on the same date.

The Company reiterates its commitment to keeping stockholders and the market in general duly and timely informed in accordance with the applicable legislation.

Belo Horizonte, July 18, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21. SUMMARY OF DECISIONS OF THE 699TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 17, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 17, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 699th meeting, held on July 17, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Election of Mr. Marco Antônio de Rezende Teixeira as Deputy Chairman of the Board of Directors to serve for the remainder of the current period of office, namely 2016–2018.

2.	Authorization for the Executive Board to make decisions to pay Interest on Equity, subject to the maximum value specified by the legislation.

3.	Increase in the share capital of

Empresa Amazonense de Transmissão de Energia S.A. (EATE),

Empresa Brasileira de Transmissão de Energia S.A. (EBTE),

Empresa Norte de Transmissão de Energia S.A. (ENTE) and

Empresa Paraense de Transmissão de Energia S.A. (ETEP),

and the associated orientations of vote in the meetings of the Board of Directors of Taesa.

4.	Increase in the share capital of Light Soluções em Eletricidade Ltda., and orientation of vote at a meeting of Light S.A.

5.	Nomination of Managers for companies of the “Cemig Group”.

6.	Reduction of share capital, and orientation of vote in Extraordinary General Meeting of Stockholders, of Usina Termelétrica Barreiro S.A.

7.	Orientation of vote at a meeting of Light S.A.

8.	Signature of amendments to the stockholders’ agreements of

RME – Rio Minas Energia Participações S.A. and

Luce Empreendimentos e Participações S.A. (Lepsa);

Orientation of vote in the meetings of these companies; and

Re-ratification of Board Spending Decision (CRCA).

9.	Celebration of amendments to service contracts with law offices.

10.	Orientation of vote in a meeting of the Board of Directors of Taesa.

11.	Non-binding offer / Orientation of vote.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22. MATERIAL ANNOUNCEMENT DATED JULY 17, 2017: RENOVA GIVES EXCLUSIVITY TO BROOKFIELD FOR DUE DILIGENCE AND CAPITAL SUBSCRIPTION NEGOTIATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova gives exclusivity to Brookfield for due diligence

and capital subscription negotiation

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today (July 17, 2017) Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

Today the Board of Directors of Renova approved grant of exclusivity to Brookfield Energia Renovável S.A. for due diligence and negotiation of the final documents for a primary subscription of capital into the company, as proposed in a non-binding offer.

This exclusivity is for 60 calendar days from today’s date, which Renova may at its option renew for a further 30 days.

The Company reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation.

Belo Horizonte, July 17, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23. SUMMARY OF MINUTES OF THE 700TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 24, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 24, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 700th meeting, held on July 24, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	7th Issue of Commercial Promissory Notes by Cemig GT:

•	Extension of the period of the surety guarantee and the period of maturity.

•	Realization of an early redemption offer.

2.	Signature, as surety, of a counter-guarantee contract, between:

•	Santo Antônio Energia S.A. and BMG Seguros S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.